

February 28, 2011

Karen Mannix
President, Chief Executive Officer and Director
New Day Financial Management, Inc.
55 S. Valle Verde Dr. #235-106
Henderson, Nevada 89012

Re: New Day Financial Management, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed February 9, 2011
File No. 333-166801

Dear Ms. Mannix:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please update your financial statements and financial information within your filing in accordance with Rule 8-08 of Regulation S-X.

Prospectus Cover Page

2.   Please revise to clarify that selling security holders are listed on page 11 and not page 10, as currently disclosed.

Table of Contents, page 3

3.   We note your response to comment 2 of our letter dated January 19, 2011 but are unable to locate the reference to the specific, separately identified listing and corresponding page number to the risk factors section. Please refer to Item 503 of Regulation S-K and revise accordingly.

Prospectus Summary, page 4

4.   We note you provide your address as 55 S <u>Valley</u> Verde Dr. on page 4 and as 55 S <u>Valle</u> Verde Dr. on the front cover page of your registration statement and throughout the document. Please revise to correct your address.

5.   You disclose that apart from the States of California, Florida and Nevada, you have not made any determinations as to where resale transactions may or may not occur on page 4. On page 9 you make a similar statement but refer to Nevada and Ohio instead. Please revise to reconcile.

6.   You disclose your transfer agent's address as <u>2470 St. Rose Pkwy Suite 304, Henderson, NV 89074</u> on page 5 and as   <u>1859 Whitney Mesa Drive, Henderson, NV 89014</u> on page 19. Please revise reconcile.

Description of Business, page 15

Business Development and Summary, page 15

7.   We note the revised disclosure that you recently exited the development stage. The referenced MD&A and plan of operations disclosure does not appear to substantiate the noted assertion. Please revise to provide the basis for the noted disclosure.

Available Information, page 17

8.   Please note that the SEC's zip code is 20549, not 20002. Please revise.

Description of Property, page 18

9.   Please revise to identify, either here or with your Item 404 of Regulation S-K disclosure, the officer who provides office space to you at no charge.

Market Price of and Dividends on the Registrant's Common Equity…, page 18

Market Information, page 18

10.   We note your response to comment 8 of our letter dated January 19, 2011. You continue to disclose 2,900,00 shares outstanding on page 18, which appears incorrect. Please add a zero to the noted figure to correctly indicate that you have 2.9 million shares outstanding.

11.   We note your response to comment 9. Regarding the first part of our prior comment, please note that disclosure points 2 and 3 are still inconsistent. You disclose that all of your shares are eligible to be sold pursuant to Rule 144 then immediately state that a portion is not. Please revise to reconcile.

12. Regarding the second part of prior comment 9, please note that the request for a discussion of the business purpose of expending $6,010 to register the resale of shares that are eligible for resale pursuant to Rule 144 and only raised $9,500 is based on general materiality and should be provided in either your business or MD&A section. Please revise to provide such discussion or explain why it is not material to investors.

Liquidity and Capital Resources, page 41

13. We note the revised disclosure in response to comment 13 that you will be required to raise additional capital if you do not continue to generate sufficient cash flows to support operations over the next 12 months. On page 42, you make a similar statement but refer to the next six months. Please revise to reconcile.

Plan of Operations, page 42

14. We note the revised disclosure in response to comment 14 that estimated cost may be higher. Please revise to clarify how management considered your experience with expenses of $17,504 in the last nine months in determining the estimates disclosed here.

Directors, Executive Officers, Promoters and Control Persons, page 44

15. We note you indicate on page 44 that the Board of Directors has no nominating, auditing or compensation committees. Please revise to clarify whether your sole director is considered independent. If she is deemed independent, discuss the standard used for such determination.

Recent Sales of Unregistered Securities, page 50

16. We note your response to comment 18 removing one reference to "34 Act reports" on page 50 but retaining other references to "34 Act reports" on page 51. Please clarify your reference to "34 Act reports."

Recent Sales of Unregistered Securities, page 50

17. We note you indicate on page 51 that the recipients of the 1,050,000 shares you issued were afforded an opportunity for "effective access" to files and records of the Company. Please explain what constitutes effective access.

Exhibits

18. Please revise to clarify that your legality opinion has been previously filed.

Signatures, page 53

19. For Karen Mannix's signature on behalf of the registrant, please have her name typed or printed beneath her signature. Please refer to Instructions to Signatures on Form S-1 and

revise accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter at (202) 551-3758 or me at (202) 551-3386 with any questions.

Sincerely,

Duc Dang
Senior Counsel

cc: Randall V. Brumbaugh, Esq.
       Via *facsimile*: (626) 335-7750